FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 18, 2004

RINKER GROUP LIMITED

ABN 53 003 433 118
(Translation of registrant's name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K contains the
Rinker US GAAP reconciliation 2004
mailed to ADR holders and released to the market on June 18, 2004

Exhibit 1: June 18 Rinker US GAAP reconciliation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by: Peter Abraham

Title: Company Secretary

Date: June 18, 2004

RINKER™

Form 6-K

Exhibit 1

Rinker US GAAP reconciliation 2004

June 18, 2004

Dear U. S. Shareholder,

This document supplements Rinker's enclosed Concise Annual Report. We are providing it in response to a New York Stock Exchange (NYSE) requirement that applies to non-U.S. companies such as Rinker.

Rinker's Concise Annual Report includes financial information that has been prepared in accordance with Generally Accepted Accounting Principles in Australia (Australian GAAP). This is in accordance with the relevant legislation in Australia and the United States.

The information that follows is a reconciliation from the financial information prepared under Australian GAAP (and presented in our Concise Annual Report) to corresponding financial information prepared under Generally Accepted Accounting Principles in the United States (US GAAP). The reconciliations have been prepared for net profit and for equity. Also in response to NYSE requirements, we have included a Statement of Comprehensive Income and an Equity rollforward, both prepared under US GAAP.

All of the financial information contained in this document is included in Rinker's Form 20-F filing with the United States Securities and Exchange Commission. Note 37 to the financial statements in the 20-F document also includes further detailed explanations of the reconciliation to US GAAP. The Form 20-F filing is also available from our internet site, *www.rinkergroup.com*.

Yours sincerely,

Peter Abraham
Company Secretary

Rinker Group Limited ABN 53 003 433 118
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067 Australia
PO Box 5697, West Chatswood NSW 1515 Australia
Telephone +61 2 9412 6600 Facsimile +61 2 9412 6666 www.rinkergroup.com

Rinker Group Limited and controlled entities
United States generally accepted accounting principles (US GAAP) information

Year ended 31 March Reconciliation of net profit	2004 US$	2003 US$	2002 US$	2004 A$	2003 A$	2002 A$
			(millions)			
Profit from ordinary activities after income tax attributable to members of Rinker Group Limited (Australian GAAP)	**295.6**	215.7	168.5	**426.8**	381.6	329.3
Net effect of US GAAP adjustments on items within the statement of financial performance						
Revaluation of non-current assets	**2.4**	7.6	6.9	**3.4**	13.5	13.4
Restructure and rationalisation	**2.8**	—	(1.5)	**3.8**	—	(3.0)
Acquisition accounting	—	—	(1.9)	—	—	(3.7)
Employee share plan	**(0.6)**	(0.9)	(0.7)	**(0.8)**	(1.7)	(1.4)
Other	**(0.5)**	(0.5)	(0.1)	**(0.8)**	(0.9)	(0.2)
Amortisation of goodwill written back	**56.5**	47.1	0.3	**81.3**	83.0	0.5
Superannuation (pension) fund	**(0.5)**	2.0	(0.5)	**(0.7)**	3.6	(1.0)
Post-retirement medical benefits	**(5.5)**	—	—	**(8.0)**	—	—
Derivatives and hedging	**3.9**	(0.7)	(0.2)	**5.7**	(1.2)	(0.3)
Unrecognised insurance debtors	**4.3**	(3.7)	—	**6.2**	(6.2)	—
Executive option plan	—	(3.8)	(2.1)	—	(6.8)	(4.2)
Investments accounted for using the equity method	**3.0**	—	—	**4.4**	—	—
Retirement of long lived assets	**1.8**	—	—	**2.6**	—	—
Deferred income tax assets (acquisition tax refunds)	**(3.6)**	—	—	**(5.2)**	—	—
Deferred tax effect of US GAAP adjustments	**(11.6)**	(3.6)	(0.6)	**(16.8)**	(6.4)	(1.0)
	52.4	43.5	(0.4)	**75.1**	76.9	(0.9)
US GAAP net profit attributable to members of Rinker Group Limited before cumulative effect of change in accounting principle	**348.0**	259.2	168.1	**501.9**	458.5	328.4
Cumulative effect of change in accounting principle for SFAS 143, net of tax of US$1.1 million (A$1.9 million)	**(2.1)**	—	—	**(3.5)**	—	—
US GAAP net profit attributable to members of Rinker Group Limited	**345.9**	259.2	168.1	**498.4**	458.5	328.4
			(dollars per share)			
Basic and diluted earnings per share—before cumulative effect of change in accounting principle	**0.37**	0.27	0.18	**0.53**	0.49	0.35
Basic and diluted earnings per share—cumulative effect of change in accounting principle	—	—	—	—	—	—
Basic and diluted earnings per share	**0.37**	0.27	0.18	**0.53**	0.49	0.35

Note

Financial information for the years ended March 31, 2003 and 2002 included in this document has been prepared on a 'carve out' basis. This is consistent with the requirements of the United States Securities and Exchange Commission Form 20-F filing, from which this information has been extracted.

The Australian GAAP information shown is included in the Concise Annual Report, where relevant, as "Unaudited Pro Forma Financial Information".

Rinker Group Limited and controlled entities
United States generally accepted accounting principles (US GAAP) information

Year ended 31 March Reconciliation of equity	2004 US$	2003 US$	2004 A$	2003 A$
		(millions)		
Equity attributable to members of Rinker Group Limited (Australian GAAP)	**2,275.7**	1,874.0	**3,013.3**	3,120.3
Net effect of US GAAP adjustments on items within the statement of financial position				
Current assets				
- receivables (reclassify loans and receivables to associate entities)	**(11.3)**	(9.0)	**(15.0)**	(15.0)
- receivables (insurance)	**—**	(3.7)	**—**	(6.2)
- deferred income tax assets (reclassification from non-current)	**32.3**	33.6	**42.8**	55.9
- deferred income tax assets (derivative instruments and hedging)	**1.7**	1.0	**2.5**	1.7
Non-current assets				
- property, plant and equipment (revaluation and impairment)	**(68.4)**	(63.3)	**(90.3)**	(105.4)
- property, plant and equipment (other)	**1.0**	1.0	**1.3**	1.6
- property, plant and equipment (retirement of long-lived assets)	**9.8**	—	**13.0**	—
- intangibles (acquisition accounting goodwill)	**54.9**	54.6	**73.6**	90.9
- intangibles (reverse capitalisation of tradenames)	**(3.2)**	(2.3)	**(4.3)**	(3.9)
- intangibles (reverse SFAS 142 goodwill amortisation)	**111.6**	50.1	**147.8**	83.4
- intangibles (superannuation (pension) fund)	**1.4**	1.6	**1.9**	2.7
- intangibles (acquisition tax refunds)	**(3.6)**	—	**(5.2)**	—
- receivables (reclassify loans to associate entities)	**(84.6)**	(25.0)	**(112.1)**	(41.7)
- deferred income tax assets (reclassification to current)	**(32.3)**	(40.3)	**(42.8)**	(67.1)
- deferred income tax assets (minimum pension liability)	**6.6**	—	**8.8**	—
- investments accounted for using the equity method (reclassify loans)	**96.0**	34.1	**127.1**	56.7
- investments accounted for using the equity method (fair value adjustment)	**(63.1)**	(52.9)	**(83.6)**	(88.0)
- investments accounted for using the equity method (SAB 51 gain)	**32.4**	—	**43.0**	—
- receivables (employee share loans)	**(1.6)**	(2.2)	**(2.1)**	(3.6)
- other	**(3.7)**	(2.9)	**(4.9)**	(4.9)
Current liabilities				
- deferred income tax liabilities (reclassification from non-current)	**(27.3)**	(23.1)	**(36.2)**	(38.4)
- provisions (restructure and rationalisation)	**2.8**	—	**3.8**	—
- other financial liabilities (derivative instruments and hedging)	**—**	(2.7)	**—**	(4.5)
Non-current liabilities				
- other (superannuation (pension) fund)	**(4.9)**	(4.4)	**(6.3)**	(7.4)
- other (minimum pension liability)	**(20.5)**	(18.6)	**(27.1)**	(31.0)
- deferred income tax liabilities (acquisition accounting)	**(63.2)**	(60.1)	**(83.6)**	(100.1)
- deferred income tax liabilities (reclassification to current)	**27.3**	32.7	**36.2**	54.5
- deferred income tax liabilities (US GAAP adjustments)	**(9.0)**	10.5	**(12.0)**	17.4
- provisions (post-retirement medical benefits)	**(5.5)**	—	**(8.0)**	—
- provisions (retirement of long-lived assets)	**(11.3)**	—	**(14.9)**	—
- other financial liabilities (derivative instruments and hedging)	**(9.7)**	(8.2)	**(12.8)**	(13.7)
	(45.4)	(99.5)	**(59.4)**	(166.1)
US GAAP equity attributable to members of Rinker Group Limited	**2,230.3**	1,774.5	**2,953.9**	2,954.2

Rinker Group Limited and controlled entities
United States generally accepted accounting principles (US GAAP) information

Year ended 31 March **Statement of comprehensive income (US GAAP)**	**2004 US$**	**2003 US$**	**2002 US$**	**2004 A$**	**2003 A$**	**2002 A$**
			(millions)			
US GAAP net profit attributable to members of Rinker Group Limited	**345.9**	259.2	168.1	**498.4**	458.5	328.4
Other comprehensive income (loss)						
- foreign currency translation	**166.3**	46.5	15.9	**(413.0)**	(235.4)	(120.9)
- minimum pension liability	**(2.0)**	(11.7)	(3.8)	**(3.0)**	(20.9)	(7.4)
- derivative instruments and hedging	**(2.2)**	(6.2)	(0.9)	**(3.1)**	(11.0)	(1.8)
	162.1	28.6	11.2	**(419.1)**	(267.3)	(130.1)
- income tax benefit related to items of other comprehensive income (loss)	**7.4**	2.4	0.4	**10.0**	4.3	0.7
Total other comprehensive income (loss)	**169.5**	31.0	11.6	**(409.1)**	(263.0)	(129.4)
Comprehensive income	**515.4**	290.2	179.7	**89.3**	195.5	199.0
Accumulated other comprehensive income (loss)						
Balance at the end of the financial year	**394.8**	225.3	194.3	**(323.7)**	85.4	348.4

US GAAP Equity rollforward	**US$**	**A$**
	(millions)	
Balance as at April 1, 2002	1,265.5	2,394.6
Net profit attributable to members of Rinker Group Limited	259.2	458.5
Other comprehensive income (loss)	31.0	(263.0)
Increase in share capital	227.2	378.3
Movement in shareholders' loans	1.2	1.9
Dividends declared	(9.6)	(16.1)
Balance as at March 31, 2003	1,774.5	2,954.2
Balance as at April 1, 2003	**1,774.5**	**2,954.2**
Net profit attributable to members of Rinker Group Limited	**345.9**	**498.4**
Other comprehensive income (loss)	**169.5**	**(409.1)**
Increase in share capital	**23.9**	**31.7**
Movement in shareholders' loans	**0.6**	**1.5**
Dividends declared	**(84.1)**	**(122.8)**
Balance as at March 31, 2004	**2,230.3**	**2,953.9**